SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-24669


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

            For Period Ended: DECEMBER 31, 1998
                              ------------------------------

                            [ ] Transition Report on Form 10-K
                            [ ] Transition Report on Form 20-F
                            [ ] Transition Report on Form 11-K
                            [ ] Transition Report on Form 10-Q
                            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended:
                                           ---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                          HOMETOWN AUTO RETAILERS, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                              831 Straits Turnpike
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            Address of Principal Executive Office (Street and Number)

                              Watertown, CT 06795
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                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on |_| | or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant completed its initial public offering on July 31, 1998 and is still in the process of organizing its financial and accounting staff. Further, upon the closing of the initial public offering three founding dealership groups were combined and three additional dealerships were acquired. Subsequently, within the fiscal year, the registrant acquired a seventh dealership. The need to provide financial information for seven formerly separate entities, some of which have multiple subsidiaries and diverse accounting systems and account nomenclature has created more than the usual burden for assembling and compiling the relevant data and has made it impossible for all work to be completed by the filing date.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



      John Rudy                                 (732)       566-3366
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       (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Results of operations for the registrant for the year ended December 31, 1998 , will be materially different from the same period in the prior year. The pro forma combined earnings per share were $.39 in 1998 compared to $.60 in the prior year and pro forma consolidated actual earnings per share were a loss of $.28 in 1998 compared to a profit of $.17 per share in the prior year. Pro forma net income was $2,253,000 in 1998 compared with $3,497,000 in 1997 while actual net income showed a loss of $999,000 in 1998 versus net income of $316,000 in the prior year.

                          Hometown Auto Retailers, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  3/30/99                       By    /s/ John C. Rudy
                                          --------------------------------
                                    Name: John C. Rudy
                                    Title Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)